Exhibit 99.1

To:	Gushan Environmental Energy Limited (the “Company”)
Room 908, China Merchants Tower 168-200 Connaught Road Central Sheung Wan, Hong Kong

June 23, 2008

Dear Sirs:

Re: The public offering of the Company’s American depositary shares (“ADSs”) representing the Company’s ordinary shares (the “Ordinary Shares”) to be sold by certain shareholders of the Company (the “Proposed Offering”)

We are qualified lawyers in the People’s Republic of China (the “PRC”, for purposes of this legal opinion only, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan), authorized to provide formal legal opinions on PRC law. We have acted as the PRC counsel to the Company and each PRC subsidiary of the Company in connection with the Proposed Offering, and in accordance with the PRC laws, regulations and regulatory requirements, we hereby render this legal opinion.

For purposes of rendering this legal opinion, we have examined the originals or copies, certified or otherwise identified to our satisfaction, of documents provided to us by the Company and the PRC subsidiaries of the Company, and such other documents, corporate records, papers, certificates issued by officials of government departments and other public organizations and other instruments as we deem necessary or appropriate for the purpose of rendering this opinion.

Unless otherwise provided herein, this opinion is given on the basis of PRC laws and regulations effective as at the date hereof and is given on the basis that the opinion will be governed by, and construed in accordance with such laws and regulations. There is no assurance that such laws and regulations will not be repealed, amended or replaced in the immediate future or in the long term with or without retrospective effect.

This opinion is given on the following assumptions, namely that:

•	all documents produced to us as originals are authentic and that all documents produced to us as copies are faithful to their originals;

•	all signatures, seals and chops on the documents produced to us are genuine;

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•

all documents produced to us have been validly authorized, duly executed and delivered by the PRC Subsidiaries (as defined below) as well as all relevant third parties under laws other than the applicable laws of PRC;

•	all statements in the aforementioned documents were made according to fact;

•	all facts and information stated or given in the aforementioned documents are true and accurate;

•	all documents expressed to be governed by laws other than those of the applicable laws of PRC are valid and legally binding under the laws of such jurisdictions; and

•	as of the submission of this opinion, no document, which has been submitted to us for review, has ever been revised, amended or changed.

We do not purport to be experts on or generally familiar with or qualified to express legal opinion based on the laws of any jurisdiction other than the PRC. Accordingly we express or imply no opinion on the laws of any jurisdiction other than the PRC.

Based on and subject to the foregoing, we are of the opinion that:

1.	Corporate Organization

1.1	Sichuan Gushan Vegetable Fat Chemistry Co. Ltd. (“Sichuan Gushan”), Fujian Gushan Bio-diesel Energy Co., Ltd. (“Fujian Gushan”), Shanghai Gushan Bio-sources Energy Technology Co., Ltd. (“Shanghai Gushan”), Beijing Gushan Bio-sources Energy Co., Ltd. (“Beijing Gushan”), Hunan Gushan Bio-sources Energy Technology Co., Ltd. (“Hunan Gushan”) and Chongqing Gushan Bio-sources Energy Technology Co., Ltd. (“Chongqing Gushan”) are each a wholly foreign-owned enterprise duly organized under PRC law with limited liability, and Handan Gushan Bio-sources Energy Co., Ltd. (“Handan Gushan”) is a Sino-foreign joint venture duly organized under PRC law with limited liability (collectively, the “PRC Subsidiaries”). The PRC Subsidiaries are validly existing in the PRC and their business licenses are in full force and effect. The liability of the Company and any subsidiary in respect of equity interests held in the PRC Subsidiaries is limited to its investment therein. All of the registered capital of the PRC Subsidiaries has been fully paid and all equity of the PRC Subsidiaries is owned directly or indirectly by the Company, its subsidiaries and/or the PRC Subsidiaries except as disclosed in the prospectus included in the Registration Statement on Form F-1 filed on June 23, 2008 in connection with the Proposed Offering (the “Prospectus”), free and clear of any security interest, mortgage, pledge, lien, charge, restriction upon voting or transfer, or any other

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equity, claim or third party right. There are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of share capital of, or direct interest in, the PRC Subsidiaries. To the best of our knowledge after due inquiry, no steps have been or are being taken and no order or resolution has been made or passed to appoint a receiver, liquidator or similar officer of, or to wind up or dissolve, any of the PRC Subsidiaries. All approvals in the PRC required for the establishment and the maintenance of the enterprise legal person status of the PRC Subsidiaries have been duly issued and obtained and all such approvals are in full force and effect, have not been revoked, withdrawn, suspended or cancelled and are not subject to any materially burdensome condition. The PRC Subsidiaries have complied with all applicable registration and filing requirements under PRC law for their establishment and the maintenance of their status and existence as enterprise legal persons. The PRC Subsidiaries have been duly qualified as foreign invested enterprises.

1.2	The articles of association of each of the PRC Subsidiaries complies with the requirements of PRC law, including the PRC Company Law, and are in full force and effect.

1.3	Except as disclosed in the Prospectus, all dividends declared and payable upon the equity interests in the PRC Subsidiaries may under PRC Law be paid to their shareholders in Renminbi that may be converted into U.S. dollars and freely transferred out of the PRC, and all such dividends are not and, except as disclosed in the Prospectus, will not be subject to withholding or other taxes under PRC Law and, except as disclosed in the Prospectus, are otherwise free and clear of any other tax, withholding or deduction in the PRC, and without the necessity of obtaining any discretionary government authorization in the PRC.

2.	Compliance

2.1	To the best of our knowledge after due inquiry, none of the PRC Subsidiaries is and, in the case of clause (C) and (D) of this paragraph, none of the Company, its subsidiaries, the PRC Subsidiaries and directors, executive officers, employees or agents of the Company, its subsidiaries and the PRC Subsidiaries is in breach or violation of or in default, as the case may be, under (A) its articles of association, business licenses or any other constituent documents, (B) any material obligation, indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness governed by PRC laws, (C) any obligation, license, lease, contract or other agreement or instrument governed by PRC laws to which the Company, its subsidiaries or any of the PRC Subsidiaries is a party or by which any of them or any of their respective properties may be bound or affected, except for such breach or violation or default that, as the case may be, would not reasonably be expected to have a material adverse change in

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the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Effect”), or (D) any law, regulation or rule of the PRC, or any decree, judgment or order of any court in the PRC, applicable to the Company, its subsidiaries or any of the PRC Subsidiaries, including any law or regulation related to bribery, anti-corruption or similar law (nor has any event occurred which with notice, lapse of time, or both would result in any breach of, or constitute a default under or give the holder of any indebtedness (or a person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under any material obligation, indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness governed by PRC laws).

2.2	Each of the PRC Subsidiaries has full legal right, power and authority (corporate and other) to own, use, lease and operate its assets and to conduct its business in the manner presently conducted and as described in the Prospectus as of the date hereof and is duly qualified to transact business and is in good standing in the PRC in which it owns or uses or leases properties, conducts any business or in which such qualification is required. Except as disclosed in the Prospectus, each of the PRC Subsidiaries has all licenses, consents, authorizations, approvals, orders, certificates and permits of and from, and has made all necessary declarations and filings with, all governmental agencies required to conduct its business in the manner described in the Prospectus, except to the extent that not having such licenses, consents, authorizations, approvals, orders, certificates or permits and not making such declarations and filings would not have a Material Adverse Effect, and such licenses, consents, authorizations, approvals, orders, certificates or permits contain no materially burdensome restrictions or conditions, to the best of our knowledge after due inquiry, the PRC Subsidiaries have not received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course of its business.

2.3	All matters of PRC law and practice relating to the Company, its subsidiaries, and each of the PRC Subsidiaries and their respective businesses and other statements with respect to or involving PRC law set forth in the Prospectus are correctly set forth therein, and nothing has been omitted from such statements which would make the same misleading in any material respect.

2.4	Each of the material agreements governed by PRC laws and listed in Appendix A hereto (the “Agreements”) has been duly authorized, executed and delivered by the relevant PRC Subsidiaries, and each such company has, to the extent applicable, taken all necessary corporate actions to authorize

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the performance thereof; each of such PRC Subsidiaries had the corporate power and capacity to enter into and to perform its obligations under such Agreement; each of the Agreements to which the Company, its subsidiaries, the PRC Subsidiaries is a party is in proper legal form under PRC law and constitutes a legal, valid and binding obligation of the such party, enforceable against it in accordance with its terms.

2.5	The execution, delivery and performance by each of the PRC Subsidiaries of each of the Agreements to which it is a party, and the consummation of the transactions contemplated thereunder, will not (A) result in any violation of the business license, articles of association, other constituent documents or government authorizations of any of the PRC Subsidiaries; (B) result in any violation of or penalty under any PRC laws; or (C) to the best of our knowledge, after due inquiry, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any other contract, license, indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument to which any of the PRC Subsidiaries is a party or by which any of the PRC Subsidiaries is bound or to which any of the PRC Subsidiaries’ property or assets is subject, except for such violation, breach or default under clauses (B) and (C) which would not, individually or in the aggregate, have a Material Adverse Effect, and no such Agreement has been amended or revoked or is liable to be set aside under any existing PRC laws and regulations.

2.6	To the best of our knowledge after due inquiry, none of the PRC Subsidiaries is in breach or default in the performance of any of the terms or provisions of any of the Agreements.

2.7	The Company has completed all relevant registration and other procedures required under the applicable State Administration of Foreign Exchange (the “SAFE”) rules and regulations; to the best of our knowledge after due inquiry, save as disclosed in the Prospectus, each of the directors, officers, shareholders and option holders of the Company who are PRC citizens and residents, including shareholders and option holders of the Company that are directly or indirectly owned or controlled by PRC citizens and residents, has completed all relevant registration and other procedures required under applicable SAFE rules and regulations, but only insofar as such relevant registration and other procedures required arose from such person’s ownership interest in the Company or by being the Company’s directors or officers.

2.8	The establishment and restructuring of the PRC Subsidiaries complied with all PRC laws, rules and regulations that are applicable to the Company, its subsidiaries and the PRC Subsidiaries, including the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the Ministry of Commerce, the State Assets Supervision and

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Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the SAFE of the PRC on August 8, 2006 (the “M&A Rules”).

The issuance and sale of the ADSs and the Ordinary Shares underlying the ADSs, the listing and trading of the ADSs on the New York Stock Exchange or the consummation of the transactions contemplated by the underwriting agreement (the “Underwriting Agreement”) to be entered into among the Company, the selling shareholders in the Proposed Offering (the “Selling Shareholders”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the underwriters (each an “Underwriter,” and collectively, the “Underwriters”) in the Proposed Offering and the deposit agreement dated December 24, 2007 (the “Deposit Agreement”) entered among the Company, The Bank of New York as the depositary (the “Depositary”) and the holders and beneficial owners from time to time of the ADSs issued thereunder in connection with the Proposed Offering does not conflict with the M&A Rules or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the M&A Rules which came into effect on September 8, 2006, including the guidance and notices issued by the CSRC on September 21, 2006 (collectively, the “M&A Rules and Related Clarifications”).

As of the date hereof, the Company is not required under the M&A Rules and Related Clarifications to obtain the approval of the CSRC for the issuance and sale of the Ordinary Shares and the ADSs by the selling shareholders, the listing and trading of the ADSs on the New York Stock Exchange, or the consummation of the transactions contemplated by the Underwriting Agreement and the Deposit Agreement.

3.	Business of the Company

3.1	Except as disclosed in the Prospectus and to the best of our knowledge after due inquiry, there are no material outstanding guarantees or material contingent payment obligations of the PRC Subsidiaries in respect of the indebtedness of a third party. Except as disclosed in the Prospectus and to the best of our knowledge after due inquiry, the PRC Subsidiaries are not liable for any material third-party liabilities.

3.2	To the best of our knowledge after due inquiry, except as disclosed in the Prospectus, the PRC Subsidiaries have good and valid title to the assets owned by them, free from any liens, mortgages, charges encumbrances or other third party rights and all real property and buildings held under lease by the PRC Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the PRC Subsidiaries.

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3.3	The PRC Subsidiaries own or otherwise have the legal right to use the patents, trademarks, service marks, trade names, proprietary technology and other intellectual property currently employed in connection with the business currently operated by them. To the best of our knowledge after due inquiry, the PRC Subsidiaries have not received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect on any of the PRC Subsidiaries.

3.4	To the best of our knowledge, there are no legal, administrative, governmental or arbitrative proceedings before any governmental agency, arbitrator or competent court, pending, threatened or contemplated by or against the PRC Subsidiaries or involving the properties, assets or business of, the PRC Subsidiaries, which, if determined adversely to any of the PRC Subsidiaries, would have Material Adverse Effect on such PRC Subsidiaries.

3.5	(A) The PRC tax laws and regulations applicable to the activities of the Company, its subsidiaries and the PRC Subsidiaries in the PRC (including regulatory fees, capital gain, income, sales, withholding or other taxes and stamp or other issuance or transfer taxes or duties to which the Company or its subsidiaries may become subject due to the conduct of activities in the PRC) are assessed or apply to the Company, its subsidiaries and the PRC Subsidiaries in substantially the same manner as are currently applicable to any similar enterprise engaging in the biodiesel production business and activities in the PRC and (B) there are no material PRC fees or taxes that are or will become applicable to the Company, its subsidiaries and the PRC Subsidiaries as a consequence of completion of the Proposed Offering that have not been described in the Prospectus.

4.	The Underwriting Agreement and Deposit Agreement

4.1	No governmental approval is required for the performance by the Company or any subsidiary or the PRC Subsidiaries of its obligations under the Underwriting Agreement or the Deposit Agreement.

4.2	To the best of our knowledge after due inquiry, (i) the Company, each of its subsidiaries and the PRC Subsidiaries, and each of their respective equity holders, can sue and be sued in its own name under the laws of the PRC; (ii) the irrevocable submission of the Company to the exclusive jurisdiction of a New York Court, the waiver by the Company of any objections to the venue of a proceeding of a New York Court and the agreement of the Company that the Underwriting Agreement and the Deposit Agreement shall be governed

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by and construed in accordance with the laws of the State of New York are valid and legally binding in the PRC; (iii) service of process effected in the manner set forth in the Underwriting Agreement and in the Deposit Agreement does not contravene PRC laws, insofar as the law of the PRC is concerned, to confer valid personal jurisdiction over the Company; and (iv) any judgment obtained in a New York Court arising out of or in relation to the obligations of the Company under the Underwriting Agreement or the Deposit Agreement would be enforceable against the Company, its subsidiaries and the PRC Subsidiaries in the courts of the PRC, in each case of clauses (i), (ii), (iii) and (iv) above subject to (x) relevant PRC Law including without limitation the PRC Civil Procedural Law and the provisions regarding choice of foreign law under PRC General Principles of Civil Law to the effect that choice of foreign law to circumvent compulsory or prohibitive PRC regulatory provisions is invalid under PRC Law, and (y) the conditions described under the caption “Enforceability of Civil Liabilities” in the Prospectus.

Neither the Company nor any subsidiary nor the PRC Subsidiaries is entitled to any immunity in the PRC on the basis of sovereignty or otherwise in respect of its obligations under the Underwriting Agreement or the Deposit Agreement and could not successfully interpose any such immunity as a defense to any suit or action brought or maintained in respect of its obligations under the Underwriting Agreement or the Deposit Agreement.

4.3	The indemnification and contribution provisions set forth in the Underwriting Agreement and the Deposit Agreement do not and will not contravene current PRC laws and regulations.

4.4	The entry into, and performance or enforcement of the Underwriting Agreement in accordance with its terms will not subject the Underwriters to a requirement to be licensed or otherwise qualified to do business in the PRC, nor will any Underwriter be deemed to be resident, domiciled, carrying on business through an establishment or place in the PRC or in breach of PRC law by reason of entry into, performance or enforcement of the Underwriting Agreement.

5.	The Proposed Offering

5.1	Except as disclosed in the Prospectus, no governmental approval of or with any governmental agency is required under PRC laws for (A) the sale of the offer shares (the “Offer Shares”) and ADSs by the Selling Shareholders pursuant to the Underwriting Agreement, (B) the deposit of the Offer Shares with the Depositary, against issuance of the American Depositary Receipts (“ADRs”) evidencing the ADSs pursuant to the Deposit Agreement, (C) the compliance by the Company and the Selling Shareholders with all of the provisions of the Underwriting Agreement and the Deposit Agreement, (D)

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the consummation by the Company and the Selling Shareholders of the transactions contemplated herein and in the Prospectus, and (E) the execution and delivery by the Company and the Selling Shareholders of the Underwriting Agreement and the Deposit Agreement.

5.2	No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the government of the PRC or any political subdivision or taxing authority thereof or therein in connection with (A) the issuance of the ADRs by the Depositary and the sale of ADSs by the Selling Shareholders to the Underwriters in accordance with the Underwriting Agreement and the Deposit Agreement, (B) the delivery of the ADSs to or for the respective accounts of the Underwriters in the manner contemplated in the Underwriting Agreement or (C) the resale and delivery by the Underwriters of the ADSs outside the PRC to the initial purchasers thereof as contemplated in the Prospectus.

5.3	The (i) execution, delivery and performance by the Company and the Selling Shareholders of the Underwriting Agreement and the Company of the Deposit Agreement, (ii) the issuance of the Offer Shares, the deposit of the Offer Shares with the Depositary against issuance of the ADRs evidencing the ADSs, (iii) the sale by the Selling Shareholders of the ADSs hereunder, and (iv) the consummation by the Company and the Selling Shareholders of the transactions contemplated by the Underwriting Agreement and the Company of the Deposit Agreement will not (A) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of any of the PRC Subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which any of the PRC Subsidiaries is a party or by which any of the PRC Subsidiaries is bound or to which any of the property or assets of any of the PRC Subsidiaries is subject, (B) result in any violation of the provisions of the articles of association, business license or any other constitutive document of any of the PRC Subsidiaries or (C) result in the violation of any PRC law or statute or any judgment which is known to us, except for such violation, breach or default under clauses (A) and (C) which would not, individually or in the aggregate, have Material Adverse Effect on any of the PRC Subsidiaries and which would not prevent the consummation of the transactions contemplated in clauses (i), (ii), (iii) and (iv) of this paragraph.

5.4	There are no reporting obligations under PRC law on non-PRC holders of the Offer Shares.

5.5	The statements set forth in the Prospectus under the captions “Prospectus Summary—Corporate History and Structure,” “Risk Factors,” “Dividend

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Policy,” “Enforceability of Civil Liabilities,” “Corporate Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “PRC Government Regulation,” and “Related Party Transactions,” insofar as such statements describe or summarize PRC legal or regulatory matters, or documents, agreements or proceedings governed by PRC law, are in all material respects true and accurate, and fairly present or fairly summarize the PRC legal and regulatory matters, documents, agreements or proceedings referred to therein; and such statements do not contain an untrue statement of a material fact, and do not omit to state any material fact necessary to make the statements, in light of the circumstances under which they were made, not misleading.

We hereby consent to the use of this opinion in, and the filing hereof as an exhibit to, the Registration Statement on Form F-1 filed or to be filed by the Company with the Commission under the Securities Act of 1933, as amended in connection with the Proposed Offering.

This legal opinion is solely for the benefit of the Company, it may not be relied upon by anyone else or used for any other purpose without our prior written consent except that Sidley Austin, the Company’s counsel as to United States federal and New York law, may rely on this opinion.

Yours faithfully

/s/ Chen & Co. Law Firm

Chen & Co. Law Firm

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Appendix A

Material Agreements

1.	The trademark license agreement entered into between Sichuan Gushan and Fujian Gushan on August 1, 2007;

2.	The trademark license agreement entered into between Sichuan Gushan and Handan Gushan on August 1, 2007;

3.	The trademark license agreement entered into between Sichuan Gushan and Beijing Gushan on August 1, 2007;

4.	The trademark license agreement entered into between Sichuan Gushan and Shanghai Gushan on August 1, 2007;

5.	The trademark license agreement entered into between Sichuan Gushan and Chongqing Gushan on April 1, 2008;

6.	The trademark license agreement entered into between Sichuan Gushan and Hunan Gushan on April 1, 2008;

7.	The patent license agreement entered into between Sichuan Gushan and Fujian Gushan on May 20, 2006;

8.	The patent license agreement entered into between Sichuan Gushan and Handan Gushan on May 20, 2006;

9.	The patent license agreement entered into between Sichuan Gushan and Shanghai Gushan on August 1, 2007;

10.	The patent license agreement entered into among Sichuan Gushan, Chongqing Gushan and Hunan Gushan on April 1, 2008;

11.	The patent license agreement entered into between Sichuan Gushan and Beijing Gushan on August 1, 2007;

12.	The technology development (cooperation) agreement entered into between Fujian Gushan and Fujian Province Chemical Industry Institute of Science and Technology on May 22, 2006; and

13.	The technology development (cooperation) agreement entered into between Fujian Gushan and Fuzhou University Resources and Environment Research Institute on June 6, 2006.

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